United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

HeadHunter Group PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

42207L106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42207L106	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons ELQ Investors VIII Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,989,781
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,989,781

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,989,781
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.9%
12	Type of Reporting Person OO

CUSIP No. 42207L106	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons The Goldman Sachs Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,989,883.2
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,989,883.2

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,989,883.2
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.9%
12	Type of Reporting Person CO

CUSIP No. 42207L106	Schedule 13G	Page 3 of 7

ITEM 1. (a)	Name of Issuer:

HeadHunter Group PLC (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

9/10 Godovikova St., Moscow, 129085, Russia.

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

ELQ Investors VIII Limited

The Goldman Sachs Group Inc.

(b)	Address or Principal Business Office:

The address of ELQ Investors VIII Limited is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, United Kingdom. The address of The Goldman Sachs Group Inc. is 200 West Street, New York, NY 10282.

(c)	Citizenship of each Reporting Person is:

ELQ Investors VIII Limited is incorporated in the United Kingdom. The Goldman Sachs Group Inc. is incorporated in the state of Delaware.

(d)	Title of Class of Securities:

Ordinary Shares, nominal value €0.002 per share (“Ordinary Shares”).

(e)	CUSIP Number:

42207L106

ITEM 3.

Not applicable.

CUSIP No. 42207L106	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2020, based upon 50,317,860 Ordinary Shares outstanding as of July 20, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
ELQ Investors VIII Limited	6,989,781	13.9%	0	6,989,781	0	6,989,781
The Goldman Sachs Group Inc.	6,989,883.2	13.9%	0	6,989,883.2	0	6,989,883.2

ELQ Investors VIII Limited is the record holder of 6,989,781 Ordinary Shares. ELQ Investors VIII Limited is a wholly owned, indirect subsidiary of the Goldman Sachs Group Inc., and as a result the Goldman Sachs Group Inc. may be deemed to share beneficial ownership of the Ordinary Shares held by ELQ Investors VIII Limited. In addition, the Goldman Sachs Group Inc. may be deemed to share beneficial ownership of 102.2 Ordinary Shares underlying American Depositary Receipts held in a trading account of a wholly owned, indirect subsidiary of the Goldman Sachs Group Inc. The Goldman Sachs Group Inc. is a publicly traded company.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 42207L106	Schedule 13G	Page 5 of 7

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 42207L106	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

ELQ Investors VIII Limited

By:	/s/ Jim Wiltshire
Name:	Jim Wiltshire
Title:	Director

The Goldman Sachs Group, Inc.

By:	/s/ Terry Mosher
Name:	Terry Mosher
Title:	Attorney-in-fact

CUSIP No. 42207L106	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 10, 2020).

99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc.